September 15, 2005
H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549-0405

Re:	Apco Argentina Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed on March 14, 2005 Commission file number 0-08933
Dear Mr. Schwall:
On behalf of Apco Argentina Inc. (“Apco”), a Cayman Islands corporation, set forth below is our response to the three comments by the staff of the Division of Corporation Finance received by letter dated August 23, 2005:
Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Consolidated Statements of Income, Page 27
1. We noted that you have included “Equity income from Argentine investments” as a component of revenues. Please tell us why you believe this presentation is appropriate. Please refer to Rule 5-03(b) (1) of Regulation S-X.
Response:
“Equity income from Argentine investments” represents earnings from Apco’s 40.803 percent stock ownership in Petrolera Entre Lomas, S.A. (“Petrolera”), a non-public Argentine corporation. APB Opinion No 18, “The Equity Method of Accounting for Investments in Common Stock,” and EITF 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures,” specify the equity method for this investment due to the incorporated legal entity status of Petrolera.
Rule 5-03 (b)(13), addressing “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons,” states “if justified by the circumstances, this item may be presented in a different position and a different manner (see 210.4-01(a)).” Rule 4-01(a) notes that “financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto.”

Apco has historically been of the opinion that inclusion of equity earnings in revenues on the face of the statement of income was permitted pursuant to the exception noted above in Rule 5-03(b)(13). Apco’s principal business is the exploration, production and development of oil and gas in the Entre Lomas concession. Apco’s 52.85 percent interest in Entre Lomas consists of a 23 percent direct participation in the Entre Lomas joint venture and a 29.85 percent indirect participation in the joint venture through Apco’s stock investment in Petrolera. Petrolera’s sole business has been the operation of and its ownership in the Entre Lomas concession. The combination of Apco’s direct and indirect interest in the Entre Lomas joint venture gives Apco a combined 52.85 percent participation in Petrolera’s only business. Because the Company’s stock ownership in Petrolera represents more than 50 percent of Apco’s interest in the Entre Lomas joint venture, we concluded that our equity ownership in Petrolera was an integral part of the Company’s oil and gas operations and was of such significance in proportion to the Company’s overall oil and gas operations that the presentation of “Equity income from Argentine investments” in a different position and in a different manner (i.e., in the revenue section of the statement of income) was justified.
After reference to Rule 5-03 (b)(1), addressing “Net Sales and Gross Revenues,” we propose that “Equity income from Argentine investments” be presented beneath Income from Operations as a component of Investment Income (Loss) in our Consolidated Statements of Income. An amended presentation of the Consolidated Statements of Income for the three years ended December 31, 2004 is attached.
We respectfully propose to modify our future filings, beginning with the Form 10-Q for the third quarter 2005, relating to the classification of “Equity income from Argentine investments”.
Unaudited Supplemental Oil and Gas Information, page 38
2. We note that you have not presented separately, the company’s share of equity method investees’ oil and gas producing activities. Please refer to Appendix A, of SFAS 69 and modify your disclosure to comply with SFAS 69 as written.
Response:
Apco’s share of our equity method investee’s oil and gas producing activities is presented in a separate column titled “Equity Interest Petrolera” within the SFAS 69 disclosures. Our consolidated oil and gas interests plus our equity interest in Petrolera equal Apco’s total oil and gas producing activities. This is a different, yet more detailed, presentation from the summaries and illustrations in Appendix A, of SFAS 69.
SFAS 69, Paragraph 24 and the related Appendix A, Illustration 3 refer to the disclosure of Results of Operations for Oil and Gas Producing Activities. Apco is of the opinion that the exception in SFAS 69, Footnote 7 applies and the inclusion of a results of operations disclosure is not required in the Unaudited Supplemental Oil and Gas Information section. SFAS 69, Footnote 7 states “If oil and gas producing activities represent substantially all of the business activities of the reporting enterprise and those oil and gas activities are located substantially in a single geographic area, the information required by paragraphs 24-29 of this Statement need not be disclosed if that information is provided elsewhere in the financial statements.” All of Apco’s operations are located in Argentina and its only business in Argentina is oil and gas exploration and production. The information required in SFAS 69, Paragraph 24 is essentially the same information provided in the Consolidated Statements of Income except for general and administrative expenses.
Engineering Comments
Unaudited Supplemental Oil and Gas Information, page 38
Oil and Gas Reserves, page 38
Natural Gas, page 39
3. We note the footnote stating that the positive revision of 18.5 BCF in 2002 was for estimated future fuel usage to be consumed in field operations. Please explain to us why this amount is almost 28% of your total reported proved gas reserves. Also, tell us how you valued these reserves in the Standardized Measure.
Response:
A substantial amount of gas is used for consumption in the Entre Lomas concession that accounts for more than 80 percent of Apco Argentina Inc.’s total gas reserves.
Gas consumption is higher than what may be seen in other operations because of the nature and complexity of this particular operation.
The Entre Lomas operation includes its own power generator to assure the reliability of electricity required to power field operations and also a small liquids plant with capacity to produce liquids only from gas produced in Entre Lomas. These facilities use natural gas to fuel their operation. In addition, Entre Lomas is primarily an oil production concession that produces a substantial amount of associated low pressure gas that requires compression. For the most part, our compressors consume natural gas. Finally, gas is consumed for various other purposes, the largest of which is heating and initial separation of produced fluids at our tank battery locations.
The Company’s reported gas reserves from estimated future fuel usage do not impact the value reported in its standardized measure because the estimate of future gas consumption is treated as an operating expense that offsets future gas sales. In our calculations, gas consumption expense is valued at a purchase price equivalent to the sale price assumed for estimated future gas reserves sold.
If you have any questions concerning the attached responses, please contact me at (918) 573-1616 or by fax (918) 573-5630.
Sincerely,
/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer

APCO ARGENTINA INC.
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in Thousands
Except Per Share
Amounts)	For the years ended December 31,
	2004	2003	2002
REVENUES:
Operating revenues	$29,628	$26,603	$20,092

COSTS AND EXPENSES:
Operating expense	5,997	4,856	3,716
Provincial production tax	3,595	2,797	2,066
Transportation and storage	449	418	367
Depreciation, depletion and amortization	5,440	4,282	4,662
Exploration expense	1,843	1,898	2
Argentine taxes other than income	1,396	1,597	1,330
Foreign exchange (gains) losses	(96)	818	1,715
Selling, general and administrative	2,699	2,088	1,460
Other (income) expenses, net	(57)	314	85

	21,266	19,068	15,403

Total operating income	8,362	7,535	4,689

INVESTMENT INCOME (LOSS)
Financial and other income	277	221	213
Equity income from Argentine investments	11,657	9,009	3,514

	11,934	9,230	3,727

Income before Argentine income taxes and cumulative effect of change in accounting principle	20,296	16,765	8,416

Argentine income taxes	4,790	4,336	3,516

Income before cumulative effect of change in accounting principle	15,506	12,429	4,900

Cumulative effect of change in accounting principle, net of Argentine income taxes of $583	—	—	2,378

NET INCOME	$15,506	$12,429	$7,278

Earnings per ordinary share - basic and diluted:
Income before cumulative effect of change in accounting principle	$2.11	$1.69	$0.67
Cumulative effect of change in accounting principle	—	—	0.32

NET INCOME PER SHARE	$2.11	$1.69	$0.99

Average ordinary shares outstanding- basic and diluted	7,360	7,360	7,360

Pro forma effect assuming the change in accounting principle is applied
to all periods: NET INCOME	$15,506	$12,429	$4,900

NET INCOME PER SHARE	$2.11	$1.69	$0.67

The accompanying notes are an integral part of these consolidated statements.